George W. Lloyd 617.570.1999 glloyd@goodwinprocter.com	Goodwin Procter LLP Counselors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

November 24, 2010

Perry J. Hindin, Esq.

Special Counsel

United States Securities and Exchange Commission

Washington, DC 20549-3628

Dear Mr. Hindin,

This letter is submitted on behalf of GTC Biotherapeutics, Inc. (the “Company”), LFB Biotechnologies S.A.S. (“LFB”), and LFB Merger Sub, Inc. (“Merger Sub” and, together with the Company and LFB, the “Filing Persons”) in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Schedule 13E-3 filed with the Commission on November 12, 2010 (the “Schedule 13E-3”), as set forth in your letter, dated November 19, 2010 (the “Comment Letter”), to George Lloyd. The Company is concurrently filing Amendment No. 1 to the Schedule 13E-3 (the “Amendment”), which includes changes principally to reflect responses to the Staff’s comments. The responses in this letter are based on representations made by the Company to Goodwin Procter LLP for the purpose of preparing this letter. The Company will separately deliver a copy of the Amendments, marked to show changes responsive to the Comment Letter, to you.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Schedule 13E-3 and page references in the responses refer to the Amendments, as applicable.

The Private Placement, page 2

1.	Please reconcile the reference in the first paragraph of this section to 61,100,000 shares and the reference in the first paragraph of Annex C to 6,100,000 shares.

Response: The Company notes that the reference in Annex C to 6,100,000 shares was a typographical error. Caymus Partners has provided a revised fairness opinion replacing the reference to “approximately 6,100,000 shares” with “approximately 61,000,000 shares”. A copy of the revised fairness opinion has been included in the Amendment as a revised Annex C.

Perry J. Hindin

November 24, 2010

Position of the Filing Persons as to the Fairness of the Transaction, page 24

2.	The second bullet point on page 24 indicates that Caymus Partners provided GTC a written opinion as to the fairness of the Merger Price to “unaffiliated shareholders” which is defined in the last paragraph on page 1 and which appears consistent with the definition of “affiliate” in Exchange Act Rule 130(a)(1) and the Filing Persons’ disclosure obligations in Item 1014(a) of Regulation M-A. However, page 2 of Annex C refers to “remaining minority shareholders” in the first paragraph and “public shareholders” in the second to last paragraph. It is unclear if the Annex C terms were intended to refer to the “unaffiliated shareholders.” Please advise and provide support for your conclusion. Alternatively, if the Annex C terms do not cover the same subset of shareholders as referenced on page 24, please address how the Filing Persons are able to reach the fairness determination required by Item 1014(a) in reliance upon a fairness opinion that addresses fairness with respect to a different subset of shareholders.

Response: The Staff is advised that the references in Annex C to “remaining minority shareholders” and “public shareholders” were intended to refer to the “unaffiliated shareholders.” In response to the Staff’s comments, and to avoid confusion, Caymus Partners has also revised its fairness opinion to replace references to “remaining minority shareholders” and “public shareholders” with “unaffiliated shareholders.” A copy of the revised fairness opinion has been included in the Amendment as a revised Annex C.

3.	The factors listed in paragraphs (c), (d) and (e) and in instruction 2 to Item 1014 of Regulation M-A are generally relevant to a filing person’s fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). We note that the factors considered by the Filing Persons do not appear to address the factors described in clause (vi) of Instruction 2 to Item 1014 or Item 1014(d) or, in the case of the factors described in clauses (iii), (iv) and (v), explain in detail why such factors were not deemed material or relevant. If the procedural safeguard in Item 1014(d) was not considered, please explain why the Board believes the proposed merger is procedurally fair in the absence of such safeguard.

Response: In response to the Staff’s comments, the Company has expanded its disclosure on page 25 of the Schedule 13-E3 addressing more fully the factors described in clause (vi) of Instruction 2 to Item 1014 and Item 1014(d). In addition, the Company has amended its disclosure on page 26 to explain why the factors in clauses (iii), (iv) and (v) were not deemed material or relevant.

Perry J. Hindin

November 24, 2010

Reports, Opinions. Appraisals and Negotiations, page 27

4.	Please disclose in the Special Factors section the information required by Item 1015(b)(2) and (4). Such information should also include a narrative and quantitative description of the fees paid or to be paid to Caymus and its affiliates by GTC and its affiliates. Please note that disclosure contained in Annex C does not satisfy the disclosure obligation in Item 1015(b)(2) because it is not located in the Special Factors section as required by Exchange Act Rule 13e-3(e)(1)(ii).

Response: In response to the Staff’s comments, the Company has expanded its disclosure on page 11 to include the information required by Item 1015(b)(2) and (4) and to describe the fees paid to Caymus Partners.

Projections page 31

5.	The first bullet point on page 27 indicates that Caymus Partners, in conducting its analysis, reviewed GTC forecasts and budgets prepared by Company management. It is unclear from the disclosure whether these forecasts and budgets are those found on page 29 or on pages 16 and 17 of Exhibit (c)(4) and which are referenced on page 31. If page 29 does not disclose all such forecast and budgets, please disclose and disseminate such additional information in accordance with Exchange Act Rule 13e-3(e)(2) and (f)(1)(iii), unless the materials that were disseminated to shareholders on November 12, 2010 included the exhibits to the Schedule 13E-3. Please also disclose (i) the approximate date on which such information was last updated by management and (ii) any other key business and economic assumptions underlying the forecasts and budgets not otherwise currently disclosed on page 29. Also, disclose who was responsible for preparing these projections and indicate what role, if any, the five directors who are affiliated with LFB played in formulating these projections.

Response: In response to the Staff’s comments, the Company respectfully notes that the projections disclosed on page 16 of Exhibit (c)(4) simply contain detail regarding how the projected net income of the Company shown on the last line of those projections was arrived at. The projections disclosed on page 17 of Exhibit (c)(4) begin with Net Income (the last line of the projections disclosed on page 16 of Exhibit (c)(4)) and then make adjustments to show Cash Inflow (Outflow). The Filing Persons elected to disclose on page 29 of the Schedule 13E-3 only the projections on page 17 of Exhibit (c)(4) because they felt that the detail behind how the Company’s net income was

Perry J. Hindin

November 24, 2010

derived was immaterial, particularly in this instance where the Company’s negative cash flow and inability to obtain financing from any other source than LFB is what is driving this transaction. We further note that the language immediately below the projections on page 29 and carrying over to page 30 highlights that a discounted cash flow analysis could not be applied to the Company because the Company is entirely dependent on LFB to continue its research and development activities, under the terms of the Company’s collaboration agreement with LFB the Company will be entitled to little or no future revenues resulting from its research and development activities because it is unable to fund any of those activities on its own, and projected cash flows through 2014 are negative and any projected positive cash flows are speculative. Accordingly, the Filing Persons do not believe additional detail regarding how the net income of the Company was calculated is warranted. We have also revised the Schedule 13E-3 to disclose (i) the approximate date on which such information was last updated by management and (ii) the key business assumption underlying the forecasts and budgets not otherwise currently disclosed on page 29. We have also revised the Schedule 13E-3 to disclose that the Company prepared these projections and the role the five directors who are affiliated with LFB played in formulating these projections.

Attached hereto as Annex A are the written acknowledgments of LFB and Merger Sub, as requested in the Comment Letter. Attached hereto as Exhibit B are such written acknowledgments of the Company.

If you should have any questions regarding the Amendments or the responses contained in this letter, please do not hesitate to call me at (617) 570-1999.

Sincerely,

/s/ George W. Lloyd

George W. Lloyd

GWL/aeh

ANNEX A

November 24, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Perry J. Hindin, Special Counsel

Re:	GTC Biotherapeutics, Inc.
Schedule	13E-3
File	No. 005-46637

Dear Mr. Hindin:

With respect to the above-referenced Schedule 13E-3, each of LFB Biotechnologies S.A.S. and LFB Merger Sub, Inc., as “filing persons” with respect to the Schedule 13E-3, hereby acknowledges the following:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Brian P. Keane of our outside legal counsel, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., at (617) 348-3093 with any comments or questions.

LFB BIOTECHNOLOGIES S.A.S.

By:  /s/  Christian Béchon

        Christian Béchon

        President

LFB MERGER SUB, INC.

By:  /s/  Christian Béchon

        Christian Béchon

        President

ANNEX B

November 24, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Perry J. Hindin, Special Counsel

Re:	GTC Biotherapeutics, Inc.
Schedule	13E-3
File	No. 005-46637

Dear Mr. Hindin:

With respect to the above-referenced Schedule 13E-3, GTC Biotherapeutics, Inc., as a “filing person” with respect to the Schedule 13E-3, hereby acknowledges the following:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call George W. Lloyd of our outside legal counsel, Goodwin Procter LLP, at (617) 570-1999 with any comments or questions.

GTC BIOTHERAPEUTICS, INC.

By:  /s/  William K. Heiden

        William K. Heiden

        Chairman, Chief Executive Officer and President